EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:
Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.
Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.
Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Three Months Ended March 31,
(in millions)	2016	2015
Fixed Charges:
Interest expense	$88	$90
Capitalized interest	—	—
Portion of rental expense which represents interest factor	48	68
Total Fixed Charges	$136	$158
Earnings Available for Fixed Charges:
Pre-tax (loss) income	$(16)	$201
Add: Distributed equity income of affiliated companies	—	3
Add: Fixed charges	136	158
Less: Capitalized interest	—	—
Less: Net income-noncontrolling interests	(2)	(5)
Total Earnings Available for Fixed Charges	$118	$357
Ratio of Earnings to Fixed Charges	*	2.26

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Fixed Charges:
Interest expense	$88	$90
Capitalized interest	—	—
Portion of rental expense which represents interest factor	48	68
Total Fixed Charges before preferred stock dividends pre-tax income requirements	136	158
Preferred stock dividends pre-tax income requirements	10	10
Total Combined Fixed Charges and Preferred Stock Dividends	$146	$168
Earnings Available for Fixed Charges:
Pre-tax (loss) income	$(16)	$201
Add: Distributed equity income of affiliated companies	—	3
Add: Fixed charges before preferred stock dividends	136	158
Less: Capitalized interest	—	—
Less: Net income-noncontrolling interests	(2)	(5)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$118	$357
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	*	2.13

* Earnings for the three months ended March 31,2016 were inadequate to cover fixed charges by $18 and fixed charges and preferred dividends by $28.